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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of December 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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NOTICE OF REPURCHASE OF NTT SHARES

     On December 12, 2003, the registrant filed a notice with regard to the repurchase of its own shares on stock exchanges in Japan on which its securities are traded.

     Attached is an English translation of the notice.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION



                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: December 12, 2003

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                                                               December 12, 2003

                       Notice of repurchase of NTT shares

Nippon Telegraph and Telephone Corporation ("NTT") hereby notifies that it repurchased its own shares pursuant to Article 210 of the Japanese Commercial Code. The details of the repurchase are as follows:

       1.      Repurchased period

                    From November 12, 2003 to December 12, 2003

       2.      Number of repurchased shares

                    71,936 shares

       3.      Total value of repurchased shares

                    37,488,110,000 yen

       4.      Method of repurchase

                    Acquisition at the Tokyo Stock Exchange

(Further Information)
1. The resolutions on repurchase of NTT shares decided by the shareholders at the 18th ordinary general meeting on June 27, 2003 were as follows:
             (1) Class of shares: Common stock
             (2) Number of shares to be repurchased: 200,000 shares (maximum)
             (3) Total value of shares to be repurchased: 100 billion yen
                 (maximum)

2.       The progress of repurchase to date
             (1) Total number of repurchased shares: 190,460 shares
             (2) Total value of repurchased shares: 99,999,496,000 yen




                                 For inquiries, please contact:
                                 Investor Relations Group
                                 Department IV
                                 Nippon Telegraph and Telephone Corporation
                                 Attn: Ogata (Mr.) or Hanaki(Mr.)
                                 Tel: 03-5205-5581
                                 E-mail: investors@hco.ntt.co.jp